VIA EDGAR

January 4, 2013

Mr. Marc Thomas
Review Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Thomas:

This letter will respond to the comment letter dated December 21, 2012 (“the Comment Letter”) furnished to Tompkins Financial Corporation (the “Company”) concerning the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

To aid in your review, we have repeated the staff’s comments in italics followed by the Company’s responses.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1.  Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 9. FDIC Indemnification Asset Related to Covered Loans, page 28

1.	We note your disclosure related to your FDIC-assisted transaction. Please revise future filings to include a rollforward of the FDIC indemnification asset.

The Company will include a rollforward of the FDIC indemnification asset in future filings.

 Note 16. Segment and Related Information, page 33.

1.
We note you changed your reportable segments from two reportable business segments to three reportable business segments during the period ended September 30, 2012.  Please tell us, and revise future filings, to provide a description of the nature of the change, the reasons for the change, the fact that comparative information has been restated or that it is impracticable to do so, and the financial effect of the change, if it is reasonably determinable.  Refer to ASC 280-10-50-34.

The Company determined that a change in its reportable business segments was warranted due to the acquisition of VIST Financial Corporation, effective August 1, 2012.  The acquisition included VIST Insurance, which resulted in a nearly 60% increase in insurance revenue over the most recent previous quarter.  Consequently, insurance revenues exceed the quantitative thresholds set forth in ASC 280-10-50-12 for identifying reportable segments.  As such, Management determined that it was appropriate to report Insurance and Wealth Management as separate business segments.  Previously these two reportable business segments were reported as a single Financial Services segment.  The prior period information included in the September 30, 2012 Form 10-Q has been restated to reflect the change in the number of reportable business segments from two to three reportable business segments.  The sum of the Insurance and Wealth Management segments is equal to the historic Financial Services segment.

The Company will revise future filings to provide a description of the nature of the change, the reasons for the change, the fact that comparative information has been restated, and the financial effect of the change.

The Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosures in its reports filed with the Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to respond to any further comments or questions the staff may have, and to provide any additional information that the staff may deem necessary.  If you have any further questions or comments related to this response, please call me at (607) 274-2037.

Sincerely,

/s/ Francis M. Fetsko
Executive Vice President & Chief Financial Officer
(Principal Financial Officer) (Principal Accounting Officer)